SUNOCO LP
INSIDER TRADING POLICY
Introduction
Under the securities laws, “Insiders” are prohibited from purchasing or selling common units representing limited partner interests in Sunoco LP (the “Partnership”) and debt securities issued by the Partnership (the “Securities”) while in the possession of material nonpublic or “Insider” information. Insiders are also prohibited from discussing any such information with persons not authorized to receive it. THESE RULES APPLY TO EVERYONE – YOU ARE NOT PROTECTED FROM LIABILITY BECAUSE YOU ARE NOT A MEMBER OF MANAGEMENT. ANY EMPLOYEE1, OFFICER OR DIRECTOR WILL BE CONSIDERED TO BE AN “INSIDER” UNDER THE SECURITIES LAWS FOR AS LONG AS HE OR SHE HAS KNOWLEDGE OF MATERIAL NONPUBLIC INFORMATION.
“Material” information includes any information that would influence a reasonable investor to buy, sell or hold the Partnership’s Securities. Although what is “material” will depend on the facts of each event, common examples of information frequently regarded as material are: quarterly and annual earnings or losses; volumes; proposed acquisitions, mergers or divestitures; the execution or loss of contracts with customers or suppliers that could be considered to be significant to the Partnership’s operations; news of major new products or services; information about a major joint venture, acquisition or business opportunity; and news of significant changes in management. Both positive and adverse information can be material. The broadest interpretation should be given to what is “material.” Hindsight makes a relatively insignificant happening appear significant if it becomes the first step toward a substantial financial event. It is also very difficult for an officer, director or other manager to prove that he or she did not know about a development known to other officers or directors or to subordinates.
The Insider Trading and Securities Fraud Enforcement Act of 1988 contains strict civil and criminal penalties for violating the insider trading rules. Among other things, civil penalties assessed against the Partnership could include the payment of a fine equal to the greater of $1 million or three times any profit earned or loss avoided. In addition, civil penalties of up to three times the profit gained or loss avoided can be assessed against the person who committed the violation. Criminal penalties can include both higher fines and even imprisonment. Penalties can be applied to persons who have traded on material nonpublic information, persons who have shared such information with others, the recipients of such information, and the Partnership.
“Nonpublic” material information is material information that has not received adequate public disclosure. Adequate public disclosure requires that the information must be widely disclosed or widely available to nearly anyone, such as distribution to the wire services, through a press release, or available on the Partnership’s website, and that a sufficient period of time have elapsed from the time of such disclosure for the information to be effectively disseminated to the public or to the Partnership’s unitholders. Again, there are no firm rules regarding what is adequate public disclosure, and it will be dependent upon the facts of the event.
1 For purposes of this Policy, an “employee” means: (i) any person who is employed by Sunoco GP LLC or any of its wholly-owned subsidiaries and (ii) any person who is employed by LE GP, LLC, Energy Transfer LP or any of their wholly-owned subsidiaries and who provides shared-services to Sunoco LP.

Until material information has been publicly disseminated, any employee with knowledge of it must stay out of the markets for Securities and for the securities of any other company for which the information may be material. Examples include co-venturers, subcontractors, suppliers and customers.
Equally important to the restrictions on employees, officers and directors, is that the restrictions also apply to persons who may have a relationship with the employee, officer or director. An employee, officer or director who has insider information must not permit any member of his or her immediate family, anyone acting on their behalf, or anyone to whom such insider has disclosed the information, to take any action in the market for securities that may be affected by the information. This restriction from acting on such information is equally applicable to purchases and to sales.
It is also vital that employees, officers and directors not pass insider information on to others. The Partnership and the employee, officer or director could be subject to serious civil and criminal penalties when information is leaked out to a few investors who act upon it before the news has been publicly disseminated.
In summary, the rules against “insider trading” are applicable to all employees, officers and directors of the Partnership who receive or possess material nonpublic information. Legal constraints and the Partnership’s policy require that employees not disclose, to any outside source, any confidential information they may receive in the course of their duties. Moreover, such individuals are expressly prohibited from taking advantage of such information, either directly or indirectly. Officers, directors and other supervisory personnel should take steps to limit the disclosure of confidential and material information to only those employees with a “need to know,” and when disclosure is necessary, all recipients should be counseled to comply with the laws and the Partnership’s policies described in this statement. In all cases, the responsibility for determining whether an individual is in possession of material nonpublic information rests with the individual and any action by any employee or officer of the Partnership pursuant to this policy does not in any way constitute legal advice or insulate you from liability under applicable securities laws.
If you have any questions regarding either the law or any of the following rules, please contact the Partnership’s General Counsel.
Rules
(1)All nonpublic information concerning Sunoco LP and its affiliated companies (collectively, the “Partnership”) and its affairs, is and remains the property of the Partnership.
(2)An employee coming into possession of such information acquires no interest or rights in the information, and merely holds it as an incident to his or her employment.
(3)Officers and employees in possession of material nonpublic information hold the information as trustees for the benefit of the Partnership and its unitholders and are under fiduciary responsibilities to the Partnership and its unitholders.
(4)It is unlawful, both civilly and criminally, and against Partnership policy, for any officer or employee to buy or sell the Partnership’s Securities, or options, puts and calls and any other security that relates to, or derives its value by reference to, the Partnership’s Securities, while in the possession of material nonpublic information; provided, however, that purchases and sales pursuant to any approved Rule 10b5-1 Plan may be permissible (see below).
(5)Any officer or employee in possession of material nonpublic information thus must refrain absolutely from any trading in the Partnership’s Securities, until such time as the information has been publicly disseminated and the public has had sufficient time to absorb such information (typically two (2) business days).
(6)Persons who are designated as “Insiders” are subject to the additional restriction that they may only trade in the Partnership’s Securities (i) during specified “trading windows” as described below or (ii) as otherwise approved by the Partnership’s General Counsel. The Partnership’s Chief Financial Officer, the General Counsel or the Associate General Counsel will advise “Insiders” via email notification of the opening and closing of quarterly trading windows when trading in the Partnership’s Securities is permitted (assuming that the party wishing to trade Securities does not possess material nonpublic information). These windows of trading opportunity will typically begin, or “open”, on the third (3rd) business day after the release to the public of the Partnership’s quarterly earnings data, and close fourteen (14) calendar days prior to the end of the next fiscal quarter. By way of example, if the Partnership releases earnings for the second quarter of a fiscal year on August 11th, the ensuing trading window for Insiders will open on August 14th (or the next business day thereafter if August 14th falls on a weekend or bank holiday) and close again on September 17th. Utilization of the trading window will not exempt any Insider from liability for misuse of material inside information or the disgorgement of any profits in violation of Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (matching of purchases and sales within six (6) months of each other). For purposes of this paragraph 6 only, the term “Insider” means the officers and directors of the Partnership who are required to make filings under Section 16 of the Exchange Act, and other employees who may be designated by the Partnership’s Legal Department or Board of Directors from time to time and who are notified in writing of such designation. Section 16 officers and directors should promptly report any such trade to the Partnership’s Section 16 filing coordinator.
(7)Designated “Insiders” may come in contact with material nonpublic information on a continuing and frequent basis and, as such, all purchases and sales of Partnership Securities by “Insiders” – even if the proposed transaction is within an “open” trading window as described above – must be pre-cleared by the Partnership’s General Counsel or his designee, prior to executing the proposed transaction, except for purchases and sales pursuant to any approved Rule 10b5-1 Plan (see below).
(8)It is a violation of Partnership policy, and potentially civilly or criminally unlawful, for an employee, officer or director to disclose, even inadvertently, to persons outside of the Partnership any material nonpublic information, other than in the course of the performance of their duties.
(9)Material nonpublic information is defined as any information concerning the Partnership, not yet public knowledge, but which, if publicly known, could reasonably be expected to affect the price of the Partnership’s Securities, or is likely to be considered important by a reasonable investor.
(10)Anyone who violates this policy, by either trading on insider information or passing on such information to others, will be subject to disciplinary action, up to and including immediate discharge.
Rule 10b5-1 Plans
Rule 10b5-1 under the Exchange Act provides a defense from insider trading liability under Rule 10b-5. In order to be eligible to rely on this defense, a person subject to this policy must enter into a rule 10b5-1 plan for transactions in the Partnership’s Securities that meets certain conditions specified in the rule (“Rule 10b5-1 Plan”). If the plan meets the requirements of Rule 10b5-1, Partnership Securities may be purchased or sold without regard to the insider trading restrictions contained in this policy. To comply with the policy, a Rule 10b5-1 Plan must be approved by Partnership’s General Counsel and meet the requirements of Rule 10b5-1. In general, the rule provides that a Rule 10b5-1 Plan must be entered into at a time when the person entering into the plan is not aware of material nonpublic information. Once the plan is adopted, the person must not exercise any influence over the amount of securities to be traded, the price at which they are to be traded or the date of the trade. The plan must either specify the amount, pricing and timing of the transactions in advance or delegate discretion on these matters to an independent third party.
Any Rule 10b5-1 Plan must be submitted for approval five (5) days prior to the entry into the Rule 10b5-1 Plan. No further pre-approval of transactions conducted pursuant to the Rule 10b5-1 Plan will be required. Transactions pursuant to Rule 10b5-1 Plans are reportable transactions for persons designated as Section 16 officers and directors. Rule 10b5-1 Plans require a cooling off period for directors and officers and will not become effective until the later of (i) 90 days after the adoption or modification of the trading plan or (ii) two business days following the filing of the Form 10-Q or Form 10-K for the fiscal quarter in which the plan was adopted or modified. In any event, the required cooling-off period is not to exceed 120 days following the adoption or modification of the plan. With respect to persons other than issuers, directors or officers, the applicable cooling-off period is 30 days after the adoption or modification of the trading plan.
Persons entering into a plan will generally be prohibited from having more than one Rule 10b5-1 trading plan for open market purchases or sales of the Partnership’s securities. This prohibition does not apply to any Partnership distribution reinvestment plan (DRIP) or to any plans authorizing an agent to sell securities to cover tax withholding obligations arising from the vesting of any compensatory awards, such as on the vesting of Partnership restricted units, provided that the award holder is not permitted to exercise control over the timing of such sales.

Effective: February 27, 2023